Contact

www.linkedin.com/in/jean-gregoire-blissify (LinkedIn)

Top Skills

E-Commerce

Software Development

Hardware

Languages

Allemand (Limited Working)

Français (Native or Bilingual)

Anglais (Full Professional)

Publications

Priority-based coordination of autonomous and legacy vehicles at intersection

Optimal cooperative motion planning for vehicles at intersections

Photoinduced pH drops in water

Priority-based coordination of robots

Network of automated vehicles: The AutoNet2030 vision

Jean Gregoire

Founder and CEO @Lovebox | Turned a love idea into a $25M brand
Los Angeles Metropolitan Area

Summary

Hey there, I'm Jean, a software engineer, maker, and entrepreneur. Currently, I wear the hat of founder and CEO at Lovebox, a consumer-focused company with a bold mission: enhancing social connections and mental well-being. We're proud to have touched the lives of over 250,000 people worldwide.

Building and coding have been my passions since I was just 12 years old. After completing my Ph.D. in applied mathematics, I hopped over to MIT in Boston to dive into an academic journey focused on smart city technologies!

A unique twist came when I created a "Lovebox" for my long-distance partner – a poetic way to send daily doses of love, joy, and happiness across the miles. The heartwarming reactions from my inner circle gave birth to a startup project that's now spreading joy to a quarter of a million folks all around the world.

Today, our team aims to empower individuals to strengthen their bonds with family and friends through thoughtful messaging, and to inspire themselves daily to reach their fullest potential.

_____

Experience

Lovebox
Co-founder & CEO
October 2016 - Present (7 years)
Los Angeles County, California, United States

Lovebox empowers individuals to strengthen their bonds with their loved ones and themselves through thoughtful messaging and daily inspirational content. We have sold over 250,000 units, generating $25 million in revenue worldwide.

A recent addition to the Lovebox experience is Lovebox Channels, allowing our users to subscribe to daily feeds of positive content. This content is then received on their Lovebox, aiming to elevate their happiness, nurture a positive attitude, and encourage positive habits.

Happy Loop, our latest innovation, remains a hardware hub for the home, while embodying a low-tech, card-based experience. Every day, Happy Loop delivers a card that unveils motivational content and challenges. This content is carefully crafted to elevate your happiness, nurture gratitude, spark inspiration, and cultivate deeper connections with those in your circle.

Favily
Founder & CEO
September 2022 - Present (1 year 1 month)
Los Angeles County, California, United States

Favily bonds people through shared photo memories right on their home screen! Favily is a spin-off of Lovebox.

Massachusetts Institute of Technology (MIT)
Postdoc
November 2015 - March 2017 (1 year 5 months)
Région de Boston, États-Unis

Intelligent Transportation Systems. Traffic control. Autonomous vehicles.

La Casemate
Artist in Residence
February 2015 - October 2015 (9 months)

Robotics Art. Making fantastic machines: machines designed without performance constraints.

MINES ParisTech - Ecole des mines de Paris
PhD Student - Robotics Lab
October 2011 - September 2014 (3 years)
Paris, France

Multirobot coordination. Application to autonomous vehicles coordination at intersections. PhD manuscript: http://arxiv.org/pdf/1410.0879.pdf

SMART: Singapore MIT Alliance for Research and Technology
Visiting PhD Student
June 2013 - September 2013 (4 months)
Singapore

A 3-month-visit at SMART where I've been working on traffic signal control for congestion mitigation.

Dabla
Intern - Web Development & Design
March 2011 - June 2011 (4 months)
Région de Paris , France

Dabla is a start-up developing a group-messaging mobile app. Dabla was incubated in the first french start-up accelerator: Le Camping. I have acquired a good understanding of issues in creating a new business both from my start-up and from the different start-ups of Le Camping.

Societe Generale
Intern - Analyst
June 2010 - September 2010 (4 months)

In a desk trading derivatives with automats, I have helped the team to integrate a new indicator based on information supply and demand on the market. I have developed my analysis skills and my abilities to work with lots of data.

École normale supérieure
Intern - Research
September 2009 - January 2010 (5 months)
Paris, France

My first experience of research. I have used engineering techniques such as Frequency Response to study the kinetics of photochemical processes. Both Modelization and Experience have been part of my work.

Education

Ecole nationale supérieure des Mines de Paris
Ingénieur civil des Mines, Sciences, Economy, Management · (2008 - 2011)

Lycée Thiers, Marseille
Baccalauréat filière scientifique, Mathématiques, Physique, Chimie · (1999 - 2008)